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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  3

Name of Issuer:  ProxyMed Inc.

Title of Class of Securities:  Common Stock

CUSIP Number:  744290107

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

 Mr. Peter J. Cobos c/o Kingdon Capital Management Corporation,
         152 West 57th Street, New York, New York 10019

     (Date of Event which Requires Filing of this Statement)

                          June 26, 1997

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following line if a fee is being paid with this statement . (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class. See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 744290107

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Kingdon Capital Management Corporation  #13-3158796

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         564,200

8.  Shared Voting Power:


9.  Sole Dispositive Power:

         564,200

10. Shared Dispositive Power:


11. Aggregate Amount Beneficially Owned by Each Reporting Person

         564,200

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares





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13. Percent of Class Represented by Amount in Row (11)

         5.44%

14. Type of Reporting Person

         CO

The reason for the filing of this Amendment No. 3 to the previously filed Schedule 13D is to show that the holdings of Kingdon Capital Management Corporation ("KCMC") in the common stock (the "Common Stock") of ProxyMed Inc. ("PILL") have decreased by an amount greater than 1% of the outstanding shares of Common Stock.

Item 1.  Security and Issuer

         No change.

Item 2.  Identity and Background

         No change.

Item 3.  Source and Amount of Funds or Other Consideration.

         As of the date hereof, KCMC is deemed to be the beneficial owner of 564,200 shares of Common Stock. All 564,200 shares of Common Stock are held by entities and managed accounts over which KCMC has investment discretion. All transactions in the shares of Common Stock effected by KCMC since the filing of Amendment
         No. 2 to Schedule 13D were effected in open market transactions. The funds for the purchase of the Shares held in the entities and managed accounts over which KCMC has investment discretion have come from each entity's or account's own funds. No leverage was used to purchase any shares.

Item 4.  Purpose of Transactions.

         No change.

Item 5.  Interest in Securities of Issuer.

         As of the date hereof, KCMC is deemed to be the beneficial owner of 564,200 shares of Common Stock. Based on information received from PILL, KCMC believes there to be 10,377,000 shares of Common Stock outstanding. Therefore, KCMC is deemed to beneficially own 5.44% of the outstanding shares of Common Stock. The reported percentage of the outstanding shares of


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         Common Stock in PILL owned by KCMC has decreased since
         the previously filed Amendment No. 2, because the total number of outstanding shares of Common Stock in PILL has increased since that filing. KCMC has the sole power to vote, direct the vote, dispose of or direct the disposition of all the shares of Common Stock that it is currently deemed to beneficially own.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         No change.

Item 7.  Material to be Filed as Exhibits.

         Attached hereto as Exhibit A is a description of the transactions in the Common Stock that were effected by KCMC since its most recent filing on Schedule 13D relating to PILL's Common Stock.



         Signature

         The undersigned, after reasonable inquiry and to the best of its knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.

July 3, 1997



Kingdon Capital Management Corporation


By: /s/ Peter J. Cobos

    __________________________
    Peter J. Cobos, Controller














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                            EXHIBIT A

                    SCHEDULE OF TRANSACTIONS

Date               Shares Acquired     Price Per Share
                                       (Not Including Commission)
____               _______________     __________________________

05/21/97               (35,700)                $9.83

05/21/97                (9,000)                 9.80

05/21/97               (31,500)                 9.74

05/22/97                (3,500)                 9.79

05/22/97               (10,000)                 9.75

05/22/97                (5,000)                 9.77

05/28/97                 1,000                  8.39

05/28/97                 5,000                  8.41

05/30/97                 1,000                  9.52

06/26/97                 2,000                 10.79

06/26/97              (100,000)                10.00

06/27/97               (25,000)                10.00






















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